Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MISTER CAR WASH, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Mister Car Wash, Inc.

SECOND: The name and address of the registered agent of the Corporation in the State of Delaware is c/o National Registered Agents, Inc., 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be Common Stock having a par value per share of $0.01.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Certificate of Incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation. Election of directors need not be by written ballot.

SIXTH: To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended after approval by the stockholders of Article SIXTH, SEVENTH, EIGHTH, or NINTH to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

SEVENTH: The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or any predecessor of the Corporation, or, while serving as a director or officer of the Corporation, serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

EIGHTH: The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation.

NINTH: Neither any amendment nor repeal of Article SIXTH, SEVENTH, EIGHTH, or NINTH, nor the adoption by amendment of this Amended and Restated Certificate of Incorporation of any provision inconsistent with such Articles, shall eliminate or reduce the effect of this such Articles in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for such Articles, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.